SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                            SCHEDULE 13D
              Under the Securities Exchange Act of 1934

                          (AMENDMENT No.4)

                    INTERNATIONAL VERIFACT, INC.
                          (Name of Issuer)


Common Stock, no par value                        46055K  30  0
(Title of class of securities)                    (CUSIP Number)


                       HARVEY J. KESNER, ESQ.
                    AMERICAN BANKNOTE CORPORATION
                           200 PARK AVENUE
                      NEW YORK, NEW YORK  10166
                          (212)  557-9100


Name, address and telephone number of person authorized to receive notices and communications)

                          December 17, 1996
       (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [__].

Check the following box if a fee is being paid with the statement
[__].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2)has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.  46055K 30 0                               13D - PAGE 2

1  NAME OF REPORTING PERSON:          American Banknote Corporation

   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON:13-04560520

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [_]
                                                     (b) [_]

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS         [_]
   REQUIRED PURSUANT TO ITEM 2(d)  OR 2(e):

6  CITIZENSHIP OR PLACE OF ORGANIZATION:        DELAWARE

NUMBER OR          7    SOLE VOTING POWER:            *
  SHARES
BENEFICIALLY       8    SHARED VOTING POWER:          Not Applicable
 OWNED BY
   EACH            9    SOLE DISPOSITIVE POWER:       *
 REPORTING
  PERSON          10    SHARED DISPOSITIVE POWER:     Not Applicable
   WITH

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:    *

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [_]
   CERTAIN SHARES:

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): less than 5%*

14 TYPE OF REPORTING PERSON: HC, CO

   SEE INSTRUCTIONS BEFORE FILLING OUT!

   * Following issuances of 1,439,00 shares of common stock as reported in Form 20 filed with the Ontario Securities
        Commission on December 17, 1996 the Reporting Person's interest was reduced below 5%.


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CUSIP NO.  46055K 30 0                               13D - PAGE 3



   This constitutes Amendment No. 4 to a Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by United States Banknote Corporation, a Delaware corporation (now known as American Banknote Corporation ("American Banknote Corporation"), (with respect to the common stock of Soricon Corporation, all of the outstanding shares of which were subsequently acquired by International Verifact, Inc. (the "Company") in exchange for shares of common stock, no par value, of the Company (the "Common Stock").



                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                 AMERICAN BANKNOTE CORPORATION



                                 By:  \s\Harvey J.  Kesner
                                      Harvey J.  Kesner


Dated:  May 14, 1997